FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: May 30, 2002

By: ______________________
Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 22, 2002) – Masonite International Corporation today announced its results for the first quarter ended March 31, 2002. Masonite International Corporation reports in U.S. dollars.

First Quarter Highlights

- Sales increase 19% to $380.6 million
- Internal sales growth represents 50% of increase
- EBITDA increases 64%
- EBITDA margin increases from 8.5% to 11.7%
- EBIT increases 72%
- EBIT margin increases from 6.1% to 8.8%
- Net Income increases 85%
- Earnings per share increases 55%
- Repayment of $100 million of debt from sale of assets

Unaudited Financial Summary
(in millions of dollars except per share amounts)

Reported	Q1/02	Q1/01	Increase
SALES	$380.6	$320.1	19%
EBITDA	$44.7	$27.3	64%
EBIT	$33.6	$19.6	72%
INTEREST EXPENSE	$11.5	$6.6	74%
NET INCOME	$16.1	$8.7	85%
EPS	$0.31	$0.20	55%

Sales for the three month period ended March 31, 2002 were $380.6 million, a 19% increase over the $320.1 million reported in the same period in 2001. Internal growth in the quarter accounted for 50% of the increase in sales. Net income for the three month period was $16.1 million compared to $8.7 million reported in the same period in 2001. Earnings per share were $0.31 for the three month period compared to $0.20 per share in the same period in the prior year.

Segment operating income in North America increased to 10.6% of sales in the first quarter this year compared to 8.5% in the same period in the prior year. In Europe, segment operating income increased to 9.8% of sales in the first quarter this year compared to 4.7% in the same period in the prior year.

As previously reported, in the first quarter the Company completed the sale of all of the shares of its subsidiary Craftmaster Manufacturing, Inc. The cash derived from this transaction and other asset sales was used to repay a U.S. $100 million asset sale loan.

Philip S. Orsino, President and Chief Executive Officer stated "We are continuing to see strong improvement in our EBITDA and EBIT margins and earnings per share. Also the amount of total debt was reduced by over $100 million which strengthens our financial position significantly. Our primary objective is to continue to improve profitability and use free cash flow to reduce debt."

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.premdor.com
www.masoniteinternational.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 380,571	$ 320,079
Cost of goods sold	301,471	263,281
	79,100	56,798
Selling, general and administration	34,450	29,508
Income before undernoted items	44,650	27,290
Depreciation and amortization	11,011	7,704
Income before interest and income taxes	33,639	19,586
Interest	11,516	6,592
	22,123	12,994
Income taxes	5,067	3,780
	17,056	9,214
Non-controlling interest	944	554
Net income	16,112	8,660
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 222,423	$ 175,511
Earnings per share	$ 0.31	$ 0.20
Diluted earnings per share	$ 0.30	$ 0.20

Masonite®

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2002	December 31 2001
ASSETS		
Cash	$ 29,634	$ 40,611
Accounts receivable	213,294	201,765
Inventories	249,266	256,689
Income taxes recoverable	2,138	2,138
Prepaid expenses	13,981	12,055
Future income taxes	20,499	20,479
Assets held for sale	24,300	117,542
	553,112	651,279
Property, plant and equipment	603,620	614,216
Other assets	183,931	173,985
Future income taxes	2,806	2,806
	$ 1,343,469	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 4,309	$ 105,377
Accounts payable	199,815	217,814
Income taxes payable	1,503	-
Current portion of long-term debt	22,348	16,177
	227,975	339,368
Long-term debt	466,376	473,703
Subordinated long-term debt	121,076	117,716
Non-controlling interest	29,069	28,125
Future income taxes	78,000	78,152
	922,496	1,037,064
Common stock	240,069	236,262
Retained earnings	222,423	206,311
Foreign currency translation	(41,519)	(37,351)
	420,973	405,222
	$ 1,343,469	$ 1,442,286

Masonite®

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 16,112	$ 8,660
Depreciation and amortization	11,011	7,704
Accretion of interest	3,360	-
Non-controlling interest	944	554
Cash reinvested in working capital and other	(24,727)	(14,095)
	6,700	2,823
Cash flow from investing activities		
Proceeds from sale of assets	100,009	-
Additions to property, plant and equipment, net	(8,214)	(5,422)
Other investing activities	(8,351)	25
	83,444	(5,397)
Cash flow from financing activities		
Proceeds from issue of common stock	1,886	-
Net change in bank and other indebtedness	(101,068)	(182)
Net (Repayment) issue of long-term debt	(1,129)	6,766
	(100,311)	6,584
Foreign currency translation adjustment	(810)	(5,792)
Decrease in cash	(10,977)	(1,782)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 29,634	$ 2,096

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 317,155	$ 267,409
Europe	63,416	52,670
	$ 380,571	$ 320,079
Segment operating income		
North America	$ 33,683	$ 22,826
Europe	6,236	2,464
	39,919	25,290
Expenses		
General	6,280	5,704
Interest	11,516	6,592
Income taxes	5,067	3,780
Non-controlling interest	944	554
	23,807	16,630
Net Income	$ 16,112	$ 8,660

Product Line Segment Data		
Sales:		
Interior products	$ 261,055	$ 217,735
Exterior products	119,516	102,344
	$ 380,571	$ 320,079

Masonite®

Period ended March 31, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles for interim financial statements in Canada. Accordingly, certain footnote information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The unaudited consolidated financial statements included herein should be read in conjunction with Masonite International Corporation's Annual Report for the year ended December 31, 2001.

The unaudited consolidated financial statements are prepared using the same accounting polices and methods of application as were used in preparing the most recent annual financial statements except for the adoption of new accounting standards as described below. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation are included. Operating results for the interim period included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of Masonite International Corporation (the "Company") and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Unconsolidated investments in which the Company has less than a controlling interest are accounted for using the equity method.

Goodwill and other intangibles

Effective January 1, 2002 goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually by comparing their carrying value to the respective fair value. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

A review of business combinations prior to July 31, 2001 was performed by the Company with no changes required to the book value of goodwill and no previously unrecognized intangible assets were recorded. Amortization of indefinite lived intangibles and goodwill has ceased. If this new standard had been applied in the quarter ended March 31, 2001, net income would have been increased by $800 ($0.02 per share, basic and diluted) as a result of the elimination of the amortization of indefinite lived intangibles and goodwill.

The Company has identified its reporting units and is in the process of comparing the fair value of the reporting units with their carrying values. This process will be completed by June 30, 2002. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step will be completed by December 31, 2002. In the

Period ended March 31, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

second step, the Company will compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of January 1, 2002. Any transitional impairment loss will be recognized as a change in accounting principle and will be charged to opening retained earnings as of January 1, 2002. The Company has not yet determined the impact of this transitional goodwill impairment assessment on its financial statements.

Stock based compensation

Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method. The Company had no such instruments issued or outstanding as of March 31, 2002. The Company accounts for stock options that are settled by the issuance of common shares as capital transactions and no compensation cost is recorded. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards granted after January 1, 2002 under the fair value method.

NOTE 2: ASSETS HELD FOR SALE.

On March 29, 2002, the Company completed the sale of the Towanda facility. Earnings for the first quarter of 2002 exclude the results attributable to the Towanda facility. The balance of assets held for sale are expected to be disposed of during 2002.

NOTE 3: INCOME TAXES

The March 31, 2002 income tax expense is comprised of a future income tax recovery of $250 (2001 - $1,608 expense) and current income tax expense of $5,317 (2001 - $2,172).

The Company's effective income tax rate is the weighted average of federal, state and provincial rates in the domestic and foreign jurisdictions in which the Company operates.

NOTE 4: SHARE CAPITAL

Information with respect to outstanding common shares is as follows:

	Shares	**$ Amount**
March 31, 2002	51,669,978	240,069
May 27, 2002	52,440,978	

Period ended March 31, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

During the period ended March 31,2002, 570,000 options were granted at an exercise price of $14.11 per share; 293,000 options and warrants were exercised at a weighted average exercise price of $6.44. The Company also issued 125,000 common shares at a price of $15.37 in connection with a previous acquisition.

NOTE 5: STOCK BASED COMPENSATION

During the first quarter of 2002, the Company granted 570,000 options that call for settlement by the issuance of common shares at a weighted average exercise price per share of $14.11. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value based method of accounting for stock-based compensation, the Company's net income would have been reduced by approximately $85 with no impact on basic or diluted earnings per share. The estimated fair value of the options is amortized to income over the vesting period.

NOTE 6: EARNINGS PER SHARE

Options to purchase 570,000 common shares at prices in excess of $13.92 per share were outstanding during the period ended March 31, 2002 (2001 – 4,151,500 options and warrants at prices in excess of $4.95 per share) but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares for the reporting period.

The computations for basic and diluted earnings per share are as follows:

	2002	**2001**
Net income	$16,112	$8,660
Weighted average number of common shares		
Basic	51,412,000	43,953,000
Effect of options and warrants	1,639,000	58,000
Diluted	53,051,000	44,011,000
Earnings per share		
Basic	$0.31	$0.20
Diluted	$0.30	$0.20

NOTE 7: COMMITMENTS

The Company has entered into foreign currency contracts to hedge foreign currency risk. At March 31, 2002, the Company had outstanding foreign exchange contracts to sell an aggregate of US $106,900 over a period of 15 months for Canadian dollars at an average exchange rate of $0.6382. The Company also had foreign exchange contracts to sell UK £1,600 for U.S. dollars, UK £667 for Canadian dollars, UK £6,667 for Euros and UK £1,333 for Swedish krona at average exchange rates of $1.45, $2.27, €1.60 and K15.18, respectively. The unrealized exchange loss related to these foreign currency contracts was $1,110.

Period ended March 31, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

NOTE 8: SUPPLEMENTAL CASH FLOW INFORMATION

	2002	2001
Interest paid	$7,812	$6,003
Income taxes paid	3,605	8,716
Shares issued in connection with business combination	1,921	-

NOTE 9: ADDITIONAL SEGMENTED INFORMATION

Capital assets employed in North America and Europe at March 31, 2002 were $451,388 and $152,232 respectively ($455,279 and $158,937, respectively, at December 31 2001). Goodwill in North America and Europe was $123,906 and $3,957, respectively, at March 31, 2002 ($113,243 and $4,165 respectively at December 31 2001).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion has been prepared by management and is a review of the Company's operating results and financial position for the three months ended March 31, 2002 based upon accounting principles generally accepted in Canada. All amounts are in United States dollars unless otherwise specified.

This discussion should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

Overview

Masonite International Corporation (the "Company") is primarily engaged in the manufacture and merchandising of doors, door components and door entry systems for sale to the home improvement and home construction markets. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

The market demand for the Company's products is influenced by the factors described in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Annual Report for the year ended December 31, 2001. Those factors have remained relatively unchanged during the first quarter of 2002.

The most significant change in the Company's operations between the first quarter of 2001 and 2002 is the effect of the acquisition of Masonite Corporation ("Masonite") as described in the Company's 2001 Annual Report.

Results of Operations

Consolidated sales in the first quarter of 2002 increased 19% or $61 million to approximately $381 million from sales of $320 million in 2001. This represents the highest level of revenue ever reported by the Company in a quarter. The acquisition of Masonite (completed on August 31, 2001) accounted for approximately 50% of increased sales in the first quarter, with the remainder broadly based throughout the Company's operations. Revenue from customers in the Company's two principal geographic markets, North America and Europe, was approximately 81% and 19%, respectively, in the first quarter of 2002 compared to approximately 83% and 17% in 2001. Included in North American sales are export sales to European customers. The proportion of the Company's sales in Europe increased from 2001 from the effect of the Masonite acquisition, in addition to better overall performance of the Company's pre-existing European operations. In particular, the United Kingdom suffered from flooding in parts of the country last year that negatively affected the first quarter 2001 results. The proportion of revenues from interior and exterior products was unchanged at approximately 69% and 31%, respectively, in both 2002 and 2001. This differs from the year ended December 31 2001 due to the effects of seasonality on the Company's exterior products.

Cost of sales, expressed as a percentage of sales, was 79.2% in 2002, a decrease from 82.3% in 2001. The decrease in cost of sales, as a percentage of revenues, was primarily attributable to the following factors:

- Operating results in the first quarter of 2001 do not include the acquired Masonite operations;
- An improvement in the Company's existing North American door operations;
- Improved results from European operations; and
- Benefits realized from the initial stages of integrating the operations of the Company's door facing facilities with its door plants.

Selling, general and administrative expenses as a percentage of sales were relatively unchanged at 9.1%.

Depreciation and amortization expense increased $3.3 million in the first quarter of 2002 to $11.0 million from $7.7 million in 2001. The rise in depreciation and amortization is principally due to a higher fixed asset base resulting from completion of the Masonite acquisition on August 31, 2001

Interest expense increased approximately $4.9 million in the first quarter of 2002. The increase in finance costs is due to additional bank debt incurred to finance both the Masonite acquisition and growth in the Company's operations.

The Company's effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The decrease in the effective rate to 22.9% in 2002 from 29.1% in 2001 results from more taxable income being earned in lower rate jurisdictions in 2002 than in 2001.

The Company's 2002 net income for the quarter increased approximately 85% or $7.5 million to $16.1 million ($0.31 per share) from $8.7 million in 2001 ($0.20 per share). Basic earnings per share of $0.31 in 2002 and $0.20 in 2001 are calculated using the weighted average number of shares outstanding for the quarter of 51.4 million and 44.0 million, respectively. In August 2001, the Company issued 7.15 million common shares. Calculations of diluted earnings per share of $0.30 in 2002 and $0.20 in 2001 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period.

Liquidity and Capital Resources

During first quarter of 2002, Masonite International generated $6.7 million of cash from operations and $100 million from of cash proceeds from the sale of the Towanda facility and other assets. This cash was used principally to repay $101.1 million of current indebtedness and make additions to property, plant and equipment of $8.2 million. The Company's interest bearing debt (net of cash on hand) to equity ratio improved to 1.39:1.0 from 1.66:1.0 at December 31, 2001.

Consolidated net working capital increased by $13.2 million to $325.1 million at March 31, 2002. The increase in net working capital is primarily the result of the reduction of bank indebtedness from the proceeds of asset sales. The Company's working capital ratio improved to 2.43:1.0 at March 31, 2002 from 1.92:1.0 at December 31, 2001.

The Company and its subsidiaries had approximately $119 million of revolving bank credit facilities established at March 31, 2002. Approximately $4.3 million of the Company's $19 million of current revolving bank lines was utilized at the end of the first quarter of 2002 and was classified as current bank indebtedness. Nothing was drawn at March 31, 2002 on the Company's $100 million long term revolving bank line. The Company also had cash on hand of $29.6 million as at March 31, 2002.

Capital Investment

Additions to property, plant and equipment in the first quarter of 2002 were $8.2 million, an increase from $5.4 million in the first quarter of 2001. Capital expenditures for the full year 2002 are expected to range from $40 million to $45 million. Depreciation expense on plant and equipment increased to $10.3 million in the first quarter of 2002 from $6.3 million in 2001 due principally to the Company's increased asset base due to the Masonite acquisition.

Business Risks and Uncertainties

The Company periodically enters into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. The amount of foreign exchange contracts outstanding at March 31, 2002 is described in Note 7 to the unaudited consolidated financial statements. Additional information with respect to the Company's use of financial instruments is available in the audited consolidated financial statements included in the Company's 2001 Annual Report.

Accounting Policies

Effective January 1, 2002, the Company adopted two new accounting standards promulgated by the Canadian Institute of Chartered Accountants (the "CICA"). These standards are CICA Handbook Section 3062: Goodwill and other intangibles ("Section 3062") and CICA Handbook Section 3870: Stock based compensation and other stock based payments ("Section 3870").

The effect of Section 3062 on the Company was to end the amortization of goodwill and other intangible assets with indefinite useful lives and to test for impairment in accordance with the new accounting guidelines. The amount of goodwill and other intangible assets with indefinite useful lives amortized in the first quarter of 2001 was $1,200. A more extensive discussion of the effect of the adoption of the change in accounting standards Note 1 to the unaudited consolidated financial statements.

The adoption of Section 3870 did not require any change to the Company's existing accounting policy for the grant of stock options to employees. The standard does require additional disclosure as provided in Note 5 to the unaudited consolidated financial statements.

Forward-Looking Statements

This Quarterly Report contains a number of "forward-looking statements". All statements, other than statements of historical fact, included in this Quarterly Report that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future are forward-looking statements. They are based on certain assumptions and analyses made by the Company and its management considering its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other government regulation; and other factors.